UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated April 6, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐           No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

This Report on Form 6-K contains the following:-

1.             A News Release dated 20 March 2018 entitled ‘VODAFONE LAUNCHES WORLD’S LARGEST INTERNATIONAL FUTURE JOBS PROGRAMME TO HELP UP TO 10 MILLION YOUNG PEOPLE FIND WORK’

2.             A Stock Exchange Announcement dated 01 March 2018 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

3.             A Stock Exchange Announcement dated 09 March 2018 entitled ‘DIRECTOR DECLARATION’

4.             A Stock Exchange Announcement dated 22 March 2018 entitled ‘VODAFONE GROUP AND ADITYA BIRLA GROUP ANNOUNCE THE PROPOSED NEW LEADERSHIP TEAM OF THE MERGER BETWEEN VODAFONE INDIA AND IDEA CELLULAR’

RNS Number: 1990I

Vodafone Group Plc

20 March 2018

Brussels, 20 March 2018

VODAFONE LAUNCHES WORLD’S LARGEST INTERNATIONAL FUTURE JOBS PROGRAMME TO HELP UP TO 10 MILLION YOUNG PEOPLE FIND WORK

Vodafone today announced the launch of a ground-breaking international future jobs programme “What will you be?”  to provide career guidance and access to training content in the digital economy for up to 10 million young people across 18 countries1. The Vodafone digital skills and jobs initiative is the largest of its kind in the world.

In parallel, Vodafone also announced plans for a significant increase in the number of young people brought into the company to gain direct experience of the digital workplace. Vodafone will expand its existing graduate, apprenticeship, internship and work experience schemes worldwide2 to reach a total of up to 100,000 young people by 2022.

The two initiatives were announced as Vodafone published the results of a major international public opinion survey revealing the extent to which young adults aged 18-24 believe they are ill-equipped to participate in the digital economy despite being the first generation to be “born digital”.

The International Labour Organization (ILO) estimates that more than 200 million young people are either unemployed or have a job but live in poverty3. In many of the countries in which Vodafone operates, youth unemployment is at record levels, from 38% in Italy and 39% in Spain to 47% in Greece and 53% in South Africa4. Previous studies have found that a prolonged period of unemployment shortly after a young person leaves education to enter the workforce can have a lifelong negative effect on individual confidence, self-esteem and wellbeing.

Paradoxically, unemployment among young people is rising just as businesses of all types and sizes are struggling to fill a wide range of digital technology roles that are critical for future growth. The European Commission estimates that around 500,000 digital jobs across the European Union will remain unfilled by 20205.

Getting young people into work

Over the last year, Vodafone has worked with specialist psychologists, careers advisers and training providers to develop a smartphone-based service - called the Future Jobs Finder  (https://futurejobsfinder.vodafone.com/) - that offers young people a simple but comprehensive gateway to new skills and opportunities for employment in the digital economy.

The first step in the Future Jobs Finder is a series of quick psychometric tests designed to identify each individual’s aptitudes and interests and then map these to the most appropriate job category in the digital economy. In the second step, the individual is directed to specific job opportunities in their chosen location, including opportunities with Vodafone. Users can also access relevant online digital skills training providers, with many of these courses available for free. On completing the tests, users also receive a summary of their skills and interests that can be used on their C.V. or in a job application.

Getting young people into Vodafone

As a leading technology company, Vodafone has a strong employer brand recognised by young people. In each of the 26 countries in which Vodafone operates, there are well-established graduate, apprenticeship and internship schemes as well as a wide range of work experience opportunities including coding classes for high school girls. Over the next five years, Vodafone will double the number of opportunities offered to under-25s to experience the world of work, reaching a total of 100,000. This represents the largest commitment to training and development of young people since the founding of Vodafone 33 years ago.

Unsupported and uncertain: young people and the digital economy

Vodafone commissioned YouGov to ask 6,000 18-24 year olds in 15 countries6 for their views on their future career aspirations and concerns. The findings from the Vodafone-YouGovThe State of iGen7 research include:

•                  more than two-thirds (67%) of young people interviewed said they had received insufficient or no careers advice at any point in their education or since leaving school or university;

•                  of those who had received careers advice during their time in education, just 15% said the careers advice they had received included more future-focused digital jobs, 38% felt the advice they had received was focused purely on traditional non-digital roles and 22% said the careers advice they received was ‘out-of-date’;

•                  more than half (56%) believe the greatest struggle for their generation is to find any  kind of well-paid permanent job, a proportion rising to 64% among young women; and

•                  more than one-fifth (23%) appear to have lost all confidence, and worry they do not have the skills to take on any role, no matter how basic.

The full The State of iGen research - including a country-by-country breakdown and additional statistics - can be found at: https://yougov.co.uk/find-solutions/omnibus/international/vodafone-study-igen/.

ILO Director-General Guy Ryder said: “This is a timely and welcome initiative by Vodafone. The digital economy has enormous potential to create decent jobs for youth and act as a catalyst for sustainable growth and development. This potential can only be realised if young people are equipped with the skills needed by our fast-changing economies. Tools such as the Future Job Finder can help them get on the right path.”

Vodafone Group Chief Executive Vittorio Colao said: “No society can prosper if large numbers of its young people find themselves excluded from employment. Throughout history, new technologies have displaced established roles across multiple industries, narrowing the range of job opportunities. However, as old roles fall away, new roles emerge. Over time, every workplace will go digital, creating accelerating demand for a wide range of specialist technology skills. We want to help connect the new generation to the new world of work.”

- ends -

(1) - Albania, Czech Republic, Egypt, Germany, Ghana, Greece, Hungary, India, Ireland, Italy, Kenya, New Zealand, Portugal, Romania, South Africa, Spain, Turkey, UK

(2) - Albania, Czech Republic, Egypt, Germany, Ghana, Greece, Hungary, India, Ireland, Italy, Malta, Netherlands, New Zealand, Portugal, Qatar, Romania, South Africa, Spain, Turkey, UK, Vodafone Group

(3) - http://www.ilo.org/global/research/global-reports/weso/2016/lang—en/index.htm

(4) - https://data.oecd.org/unemp/youth-unemployment-rate.htm

(5) - https://ec.europa.eu/digital-single-market/en/policies/digital-skills

(6) - Czech Republic, Egypt, Germany, Greece, Hungary, India, Ireland, Italy, New Zealand, Portugal, Romania, South Africa, Spain, Turkey, UK

(7) - Vodafone / YouGov research, 2018:

https://yougov.co.uk/find-solutions/omnibus/international/vodafone-study-igen/

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 48 more, and fixed broadband operations in 19 markets. As of 31 December 2017, Vodafone Group had 529.1 million mobile customers and 19.3 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

RNS Number: 3804G

Vodafone Group Plc

01 March 2018

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 28 February 2018:

Vodafone’s issued share capital consists of 28,814,803,308 ordinary shares of US$0.20 20/21 of which 2,139,202,646 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,675,600,662. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 1830H

Vodafone Group Plc

09 March 2018

VODAFONE GROUP PLC

(“the Company”)

DIRECTOR DECLARATION

In accordance with Listing Rule 9.6.14 (2), the Company announces that, the Board of Directors of Booking Holdings Inc. (‘Booking Holdings’), a company listed in the NASDAQ Stock Market, announced yesterday that it has nominated Nicholas Read, Chief Financial Officer at Vodafone Group Plc, for election as a non-executive director at its Annual Meeting of Stockholders to be held in June 2018.

END

RNS Number: 6335I

Vodafone Group Plc

22 March 2018

VODAFONE GROUP AND ADITYA BIRLA GROUP ANNOUNCE THE PROPOSED NEW LEADERSHIP TEAM OF THE MERGER BETWEEN VODAFONE INDIA AND IDEA CELLULAR

Vodafone Group Plc and Idea Cellular today announced the proposed leadership team of the combined business, which will come into effect after the merger has been completed. This is in line with the original merger announcement of 20 March 2017, which said that the management team of the combined business would be confirmed prior to closing.

Vodafone and Idea continue to make good progress in securing the required regulatory approvals for the merger, in keeping with the Modi Government’s commitment to improve the ease of doing business in India, and completion is expected to be in the first half of the current calendar year.

The existing leadership teams of Idea Cellular and Vodafone India will continue to manage their separate businesses and be accountable for each company’s operational performance until the merger becomes effective. It is only upon completion of the merger that the two businesses will cease to operate as distinct and competing entities.

Mr Kumar Mangalam Birla will be the Non-Executive Chairman of the merged Company. The composition of the proposed leadership team of the new company is as follows:

•                  CEO -  Balesh Sharma (currently Chief Operating Officer of Vodafone India). Balesh Sharma will be responsible for the combined business’s strategy and its execution as well as driving integration.

The following positions will report to the CEO:

•                  CFO - Akshaya Moondra, currently Chief Financial Officer at Idea.

•                  COO - Ambrish Jain, currently Deputy Managing Director at Idea, will be responsible for  Circles Operations and Service Delivery.

•                  Nick Gliddon, currently Director — Vodafone Business Services at Vodafone India, will be responsible for the Enterprise Business.

•                  Manish Dawar, currently CFO of Vodafone India, will have overall responsibility for integration planning, governance and execution.

•                  Sashi Shankar, currently Chief Marketing Officer at Idea, will be responsible for Marketing and Brand strategy for the consumer business.

•                  Vishant Vora, currently Chief Technology Officer of Vodafone India, will have responsibility for networks and overall technology strategy.

•                  Prakash Paranjape, currently Chief Information Officer at Idea, will be responsible for the company’s IT operations.

•                  Suvamoy Roy Choudhury, who leads Vodafone India’s Human Resources, will be responsible for the Human Resources function.

•                  Kavita Nair currently the Associate Director, Commercial Operations, at Vodafone India, will lead digital transformation across all functions.

•                  Navanit Narayan, currently Chief Service Delivery Officer at Idea, will be in charge of Strategy.

•                  P Balaji, currently Vodafone India’s Head of Regulatory, External Affairs and CSR, will be responsible for Corporate and External Affairs.

•                  Kumar Das, currently Vodafone India’s General Counsel, will lead the legal function.

•                  Rajesh Srivastava, currently Chief Commercial Officer at Idea will hold charge of the Procurement Function.

Anil Tandon and Rajat Mukherjee, currently Head of Technology and Head of Corporate Affairs of Idea will be full time advisers to the merged business in their respective areas of expertise, working closely with Vishant and Balaji, respectively.

Both companies would like to express their immense gratitude to Himanshu Kapania and Sunil Sood for their successful leadership of Idea Cellular and Vodafone India respectively. They will continue in their current roles until such time as the merger completes. The commercial, operational and strategic experience of Sunil Sood and Himanshu Kapania are extremely important to both businesses and their support will be invaluable during the initial phase of the integration once the merger completes. Sunil Sood will join the Vodafone Group AMAP Leadership Team and also help governance through Board memberships. The Aditya Birla Group intends to nominate Himanshu Kapania as non-executive Board member of the merged entity.

Vodafone Group Chief Executive, Vittorio Colao, and Aditya Birla Group Chairman, Kumar Mangalam Birla, said “We are pleased to announce the proposed management team for the new company to be created through the merger of Vodafone India and Idea. The team has extensive operational experience and is an excellent blend of expertise from both companies. We look forward to the completion of the merger and competing as one company in the marketplace.”

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone Group is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone Group has mobile operations in 26 countries, partners with mobile networks in 48 more, and fixed broadband operations in 19 markets. As of 31 December 2017, Vodafone Group had 529.1 million mobile customers and 19.3 million fixed broadband customers, including India and all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: April 6, 2018	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary